UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10 - SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Finders Keepers, Inc.
(Name of Small Business Issuer in its charter)

Nevada	88-0429812
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

711 Eastern Parkway, Brooklyn, NY	11213
(Address of principal executive offices)	(zip code)

Issuer's telephone number: (718) 363-0588

Securities to be registered under section 12(b) of the Act:
Title of Each to be so Registered	Name on each Exchange on which each class is to be registered
______________________________________________	____________________________________________

Securities to be registered under section 12(g) of the Act:
Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 5,777,208 issued and outstanding as of September 2, 1999.

Part I

Item 1.Description of Business

A.Business Development and Summary

Finders Keepers, Inc. ("Finders Keepers" or the "Company"), a Nevada corporation incorporated on May 28, 1999, is a developmental stage company with a principal business objective to provide unclaimed property location services to the public and to leading corporations. The Company seeks to assist clients in obtaining information regarding lost or forgotten estates, unclaimed assets and/or financial belongings anywhere within the United States. The Company's objective is to locate assets that have escheated to the state or federal government and governmental agencies that are holding monies derived from uncashed checks, dormant savings and checking accounts, lost or forgotten stocks and dividends, unclaimed certificates of deposit ("CDs"), forgotten safe deposit boxes and various other unclaimed assets and to return these assets to rightful owners. Future operations are dependent upon the Company's ability to file and realize claims, of which there can be no assurance.

B. Business of Issuer

(1)Principal Services and Principal Markets

Finders Keepers intends to work to resolve unclaimed property issues. The Company's principal business objective is to provide unclaimed property services to the public and to leading corporations. The Company intends to assist clients obtain information regarding lost or forgotten estates, unclaimed assets and/or financial belongings in any or all of the United States. The Company locates assets that have escheated to the state or federal government and governmental agencies that are holding monies and assets.

The Company obtains lists from the Comptrollers Office in the states it intends to search for missing property in. These lists typically contain the name of an individual or corporation, whose assets have escheated to the local government, the last known address where the property was sent and the year it was turned over to the government. In addition, the Company operates a web site (www.moneychest.com) whereby individuals are able to contact the Company directly to perform a search. The Company conducts searches utilizing telephone and professional directories, as well as online search engines, to locate asset owners. If the Company is able to verify rightful ownership and documentation, Finders Keepers contacts these individuals or corporations in a timely manner to inform them of their claim, which consists of a sent written notification, a placed phone call and/or an in-person notification, if needed. If the Company deduces that a subject individual has deceased, it will go to court and make copies of the unclaimed asset(s) and the rightful executor and locate him, her or them in order to return the asset(s) to the estate. In dealing with corporations, the Company will first contact the Comptroller or Treasurer of the company because that individual is the person responsible and has the authority to commence with the transaction on behalf of the organization. Finders Keepers files claims for clients who contract the Company to do so, it does not claim the funds for itself.

The Company intends to invest in technology and purchasing property/asset lists and directories from the respective state(s) and government agencies. The Company anticipates disbursements from the state(s) and/or government agencies to take significant lengths of time after a claim is filed. As a result, the Company anticipates incurring operating losses for the next three (3) to nine (9) months, and that the rate at which such losses may be incurred may increase in the future.

(2)Distribution Methods of Services

The Company's objective is to provide unclaimed property services, thereby facilitating the recovery of lost and/or missing assets due to the rightful individuals and corporations. The Company obtains lists of escheated assets and attempts to reunite individuals or corporations with those assets. The Company seeks to verify owners through phone calls, direct mail or personal contact. The Company presently does not advertise its services. However, the Company expects to begin marketing its services through the use of Internet banner advertising, radio or televisions commercials and print materials within the next twelve (12) months. In addition, the Company presently engages Internet portal sites and search engines, such as Excite or Yahoo, to increase awareness of the Company's services.

The Claim Process. The Company intends to conduct searches utilizing telephone and professional directories, as well as online resources and search engines, to locate owners and their heirs around the United States. Initially, the Company plans to commence with a search based on a list of properties belonging to individuals and companies. If the Company is able to verify rightful ownership and documentation, Finders Keepers will contact these individuals or corporations to inform them of their claim, which consists of a sent written notification, a placed phone call and/or an in-person notification, if needed.

Fees. The Company charges a fee per realized claim, regulated by state laws. Each state allows a specified maximum finders fee, typically ranging from five (5) to fifteen (15) percent of the amount of the claim. Depending upon the state filed with, the assets are either sent to Finders Keepers or directly to the client, payable directly to the client. The Company in turn receives payment from the client in accordance with the pre-arranged finders fee. In addition, for claims searched over the Company's web site, a charge of $9.95 per search is charged directly to the client. This charge is non-refundable, regardless of success. In the even a claim is filed as a result of the search, fees to be paid to the Company are net of the initial search fee.

Leverage Technology to Maximize Business Impact. The Company intends to leverage technology to (i) personalize the user experience, (ii) increase the effectiveness of searches for missing property and potential claimants, (iii) improve operating efficiency and (iv) supplement the Company's traditional customer interaction methods.

Management believes that the primary competitive factors affecting its operations are reputation, speed and efficiency of claim reclamations, quality of personalized service, marketing, convenience, reliability, ability to purchase sufficient lists and directories of unclaimed or undistributed property/assets and the ability to find owners of property/assets held by various agencies. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

The market for asset reclamation services is fragmented, rapidly evolving and intensely competitive. Barriers to entry are minimal, and current and new competitors can conduct operations at a relatively low cost. The industry is highly fragmented, and the Company competes with (i) various online companies that provide similar services as those of the Company, (ii) individuals who are knowledgeable of the procedures and processes to reclaim assets, and (iii) a large number of small entities with regional operations around the country.

(3)Status of Any Announced New Service

The Company has limited operating history. The Company incorporated under the laws of the State of Nevada on May 28, 1999. Activities to date have been limited primarily to organization, initial capitalization, finding and securing a management team and board of directors, the development of a business plan and commencing with initial operational plans.

As of September 2, 1999, the Company has developed a business plan, recruited and retained a CEO and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no new products or services to announce.

(4)Industry Background

The origin of unclaimed property law dates back to British common law. Abandoned land was returned to the King along with the transfer of the property rights. Today, this concept has been adopted by the states and applied to intangible property as well as tangible property, excluding real estate. The states do not take permanent title to the property but act as custodians to safeguard it for the rightful owner or their heir until claimed.

Unclaimed property consists of various types of intangible personal property: savings and checking accounts, uncashed checks, securities (i.e. stocks and bonds), dividends, insurance refunds or claims, oil royalties, wages, utility refunds/deposits, bail bonds and child support payments are examples. There are many ways owners (and heirs) lose track of assets. These reasons include: records being lost, destroyed or incomplete; ignorance; and forgetfulness.

(6)Customers

The Company seeks to provide unclaimed property services to the public and to leading corporations. The Company plans to reach these customers via direct mail, telemarketing, the Internet and the referral process. As of September 2, 1999, $522.00 in sales revenues have been generated by the Company. Future revenues and profits will depend upon various factors, including market acceptance of the Company's services and general economic conditions. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers, however.

(7)Patents, Trademarks, Licenses or Contracts

The Company believes that its success is dependent in part on its ability to obtain lists and directories of unclaimed property/assets from the respective state(s) and government agencies. Although asset lists and directories provided by the states, government and governmental agencies are public knowledge, the Company regards the methods and procedures it seeks to employ to collect claims as intellectual property. The Company plans to rely primarily on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect its proprietary rights. There can be no assurance that the steps taken by the Company will be sufficient to prevent misappropriation of its proprietary rights or that the Company's competitors will not independently develop methods or operations that are substantially equivalent or superior to the Company's.

Although the Company believes that its operations do not infringe on any copyright or any other proprietary rights of third parties, there can be no assurance that those parties will not assert that the Company's business procedures infringe their proprietary rights. The Company has no assurance that third parties will not obtain, or do not have, patents covering features of the Company's operations, in which event the Company or its customers might be required to obtain licenses to use such features. If a patent holder refuses to grant a license on reasonable terms or at all, the Company may be required to alter certain products or stop marketing them.

(8)Regulation

The Company is currently subject to regulation from various state and federal governmental agencies. Laws governing issues such as the maximum finders fees applicable to the aggregate amount and required licenses to conduct business are determined at the state and local level. Any such legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business or the application of existing laws and regulations to the Company's services could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

(9)Effect of Existing or Probable Government Regulations

The Company believes that the regulations governing the escheated property industry will not have a material effect on its operations. However, various federal and state agencies may propose new legislation which may adversely affect the Company's business, financial condition and results of operations.

(10)Research and Development Activities

The Company's business and industry does not rely on research and development activities. The Company has yet to incur any research and development costs from May 28, 1999 (date of inception) through September 2, 1999. In addition, the Company does not expect to incur any research and development expenses during the fiscal and calendar year ending December 31, 2000.

(12)Employees

The Company presently has one (1) full-time employee and no (0) part-time employees. The Company's employee is currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employee is good.

Item 2. Management's Plan of Operation

A. Management's Plan of Operation

(1)In its initial approximately three (3) month operating period ended September 2, 1999, the Company incurred a net loss of $31,035 for selling, general and administrative expenses related to start-up operations. It has received $522 in revenues from operations. On May 31, 1999, one (1) founding shareholder purchased 5,000,000 shares of the Company's authorized stock for cash. This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. Additionally, in August of 1999, the Company completed an offering of seven hundred thirty six thousand two hundred eight (736,208) shares of the Common Stock of the Company to approximately thirty (30) unaffiliated shareholders and forty-one thousand (41,000) shares of the Common Stock of the Company to approximately two (2) affiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has five million seven hundred seventy thousand two hundred eight (5,777,208) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty three (33) shareholders of record. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. Future operations may be dependent upon the Company's ability to secure sufficient sources of financing. The Company, however, believes it will be able to satisfy its obligations internally for the next twelve (12) months from the proceeds of its offering and through any future revenues the Company may experience. The Company does not expect to require additional sources of financing at this time, however, there can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms, in the event the Company requires such financing.

This is a development stage company. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost effectively and efficiently provide unclaimed property services to the public and to leading corporations. The Company designates as its priorities for the first twelve (12) months of operations as developing and marketing its escheated property services to establish its business in the unclaimed property industry. Realization of sales of the Company's services during the fiscal year ending December 31, 2000 is vital to its plan of operations. Future revenues and profits will depend upon various factors, including market acceptance of the Company's escheated property services, which is the Company's sole source of revenue. There can be no assurance, however, that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. The Company faces all of the risks, expenses and difficulties frequently encountered in connection with the expansion and development of a new business. Additionally, a superior competitive service or technology could force the Company out of business.

As of September 2, 1999, the Company has generated $522 in revenues.

The Company may use a significant number of computer software programs and operating systems in its internal operations, including applications used in processing claims, contacting owners of undistributed properties/assets, financial business systems and various administrative functions. Although the Company believes that its software applications contain source code that is able to interpret appropriately the upcoming calendar year 2000, failure by the Company to make any required modifications to make such software "Year 2000" compliant could result in systems interruptions or failures that could have a material adverse effect on the Company's business. The Company does not anticipate that it will incur material expenses to make its computer software programs and operating systems "Year 2000" compliant. However, there can be no assurance that unanticipated costs necessary to update software, or potential systems interruptions, will not exceed the Company's expectations and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, failure by key service providers to the Company, such as its Web hosting service provider, to make their respective computer software programs and operating systems "Year 2000" compliant could have a material adverse effect on the Company.

(3)Management believes that the Company's future growth and success will not be largely dependent on its ability to develop or acquire products and technology to meet the evolving needs of its prospective customers. The Company believes that the long-term success of its product offerings and technology will not require substantial research and development.

The Company has yet to incur any research and development costs from May 28, 1999 (date of inception) through September 2, 1999. In addition, the Company does not anticipate incurring any substantial research and development costs through the fiscal and calendar year ending December 31, 2000.

B.Segment Data

As of September 2, 1999, $522 in sales revenue has been generated by the Company. All revenues have been generated by the Company's escheated property services. The Company has no other product or service line or division, which would generate revenues for the Company.

Item 3. Description of Property

A. Description of Property

The Company's corporate headquarters are located at 711 Eastern Parkway, Brooklyn, New York 11213. The office space is provided by the sole officer and director of the Company at no cost to the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the properties currently being utilized by the Company.

Item 4. Security Ownership of Management

A.Security Ownership of Management

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Security Ownership of Management
Title of Class	Name and Address of Beneficial owner of Shares	Position	Amount of Shares Held by owner	Percent of Class
Common	Devorah Zirkind	President, CEO and Director	5,000,000	86.55%
Common	All Officers and Directors as a Group		5,000,000	86.55%

Item 5.Directors, Executive Officers and Significant Employees

A.Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:
Name	Age	Position
Devorah Zirkind	28	President, CEO and Director

B. Work Experience

Devorah L. Zirkind, President, and Chief Executive Officer and Director - Ms. Zirkind was educated at Hampstead Computer School in Montreal, Quebec, Canada in 1986. In 1987, she served as an administrative assistant at Chabad Lubavitch, where she handled accounts receivable, assisted with coordinating fund-raising events and maintained computerized records of donors and contributors. In 1990, Ms. Zirkind moved to Brooklyn, New York to work at Universal Strapping. While there, she handling accounting duties, maintained computer systems and fulfilled customer service responsibilities. Seven years later, Ms. Zirkind joined the Sales and Collections Department at Continental Cosmetics in New York City, where she set up new accounts and maintained existing ones.

Item 6. Executive Compensation

Remuneration of Directors and Executive Officers

The following table sets forth information concerning compensation of the Company's employee as of September 2, 1999. The Company does not currently have a stock option plan.

Compensation of Directors
(1)	Name of Individual or Identity of Group	Capacities in Which Remuneration was Recorded	Annual Compensation
(2)	Devorah Zirkind	President and CEO	$55,000

Item 7.Certain Relationships and Related Transactions

On May 28, 1999, the Company was incorporated as Finder Keepers, Inc. On May 31, the Board of Directors convened and resolved that the name of the corporation be changed to Finders Keepers, Inc. The name change was filed with the State of Nevada on June 10, 1999.

There are currently two (2) shareholders affiliated with the Company. Shareholder Harold Fox is the father-in-law of Devorah Zirkind, an officer and director of the Company. Yehudah and Sarah Zirkind (JTWROS) is the first cousin of Devorah Zirkind.

Part II

Item 2.Market for Common Equity and Related Stockholder Matters

B.Holders

As of September 2, 1999, the Company had approximately 33 stockholders of record.

D.Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.Recent Sale of Unregistered Securities

In August of 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 736,208 shares of the Common Stock of the Company to 30 unaffiliated shareholders of record and 41,000 shares of the Common Stock of the Company to 2 affiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about September 1, 1999. As of September 2, 1999, the Company has 5,777,208 shares of common stock issued and outstanding held by 33 shareholders of record.

Item 4.Description of Securities

A.Common Stock

(1)Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

Item 5.Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

FINDERS KEEPERS, INC.

(FORMERLY FINDER KEEPERS, INC.)

(A DEVELOPMENTAL STAGE COMPANY)

FINANCIAL STATEMENTS

September 2, 1999

BARRY L. FRIEDMAN, P.C.

Certified Public Accountant
1582 TULITA DRIVE	OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123	FAX NO. (702) 896-0278

INDEPENDENT AUDITORS' REPORT

September 3, 1999

Board Of Directors

Finders Keepers, Inc.

Brooklyn, New York

I have audited the Balance Sheet of Finders Keepers, Inc., (Formerly Finder Keepers, Inc.), (A Developmental Stage Company), as of September 3, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period May 28, 1999, (inception) to September 3, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finders Keepers, Inc., (Formerly Finder Keepers, Inc.),(A Developmental Stage Company), as of September 3, 1999, and the results of its operations and cash flows for the period May 28, 1999, (inception) to September 3, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has had no operations and has yet to generate any revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Barry Friedman

FINDERS KEEPERS, INC.

(FORMERLY FINDER KEEPERS, INC.)

(A Developmental Stage Company)

September 2, 1999

BALANCE SHEET
ASSETS
CURRENT ASSETS
Cash	$ 56,476
TOTAL CURRENT ASSETS	$ 56,476
OTHER ASSETS	$ 0
TOTAL OTHER ASSETS	$ 0
TOTAL ASSETS	$ 56,476
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts Payable	$ 350
Officers Advances (Note #6)	$ 830
TOTAL CURRENT LIABILITIES	$ 1,180
STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, authorized 5,000,000 shares issued and outstanding at September 2, 1999:0	$ 0
Common stock, $.001 par value, authorized 20,000,000 shares; issued and outstanding at September 2, 1999: 5,777,208 shares	$ 5,777
Additional paid-in capital	$ 80,554
Deficit accumulated during development stage	$ -31,035
TOTAL STOCKHOLDER'S EQUITY	$ 55,296
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY	$ 56,476

See accompanying notes to financial statements

FINDERS KEEPERS, INC.

(FORMERLY FINDER KEEPERS, INC.)

(A Developmental Stage Company)

May 28, 1999,(Inception) to September 2, 1999

STATEMENT OF OPERATIONS
INCOME
Revenue	522
EXPENSES
Accounting	$ 1,600
Bank Charges	277
Consultation Fees	22,091
Credit Card Charges	142
Escrow Fees	250
Filing Fees	1,200
Offering Expense	1,000
Office Expense	669
Office Supplies	416
Salaries	2,000
Taxes-Payroll	153
Telephone Expense	396
Transfer Fees	645
Postage	718
TOTAL EXPENSES	$ 31,557
NET LOSS	$ -31,035
Weighted average number of common shares outstanding	5,007,931
Net Loss Per Share	$ -.0630

See accompanying notes to financial statements

FINDERS KEEPERS, INC.

(FORMERLY FINDER KEEPERS, INC.)

(A Developmental Stage Company)

September 2, 1999

STATEMENT OF STOCKHOLDERS' EQUITY
	Common Stock		Additional paid-in capital	Deficit accumulated during development stage
	Shares	Amount
May 31, 1999 issued for cash	5,000,000	$ 5,000	$ 3,510	$ 0
August 5, 1999 Additional Paid in Capital			100
September 2, 1999 public offering for cash	636,300	636	62,994
For corporate services	140,908	141	13,950
Net loss, May 28, 1999 (inception) to September 2, 1999				-31,035
Balance, September 2, 1999	5,777,208	$ 5,777	$ 80,554	$ -31,035

See accompanying notes to financial statements

FINDERS KEEPERS, INC.

(FORMERLY FINDER KEEPERS, INC.)

(A Developmental Stage Company)

May 28, 1999,(Inception) to September 2, 1999

STATEMENT OF CASH FLOWS
Cash Flows from Operating Activities
Net loss	$-31,035
Issued stock for services	+14,091
Net Cash Provided by Operations	-16,944

Changes in assets and Liabilities
Increase in Officers Advances	+830
Increase in Accounts Payable	+350
Net Cash Used in Investing Activities	1,180

Cash Flows from Investing Activities	0
Cash Flows from Financing Activities	0
Contribution to Additional Paid In Capital	+100
Sale of Common Stock	+72,140
Net Cash Provided by Financing Activities	72,240
Net Cash
Net increase in cash	+56,476
Cash, Beginning of period	0
Cash, End of period	$ 56,476

See accompanying notes to financial statements

FINDERS KEEPERS, INC.

(FORMERLY FINDER KEEPERS, INC.)

(A Developmental Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 2, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized May 28, 1999, under the laws of the State of Nevada, as Finder Keepers, Inc. The Company has yet to generate any significant revenues and in accordance with Statement of Financial Accounting Standards No. 7 (SFAS #7), the Company is considered a developmental stage company.

On May 31, 1999, the company issued 5,000,000 shares of its $0.001 par value common stock for cash of $8,510.00 to its one director.

On June 10, 1999, the Company changed it's name to Finders Keepers, Inc.

On September 2, 1999, the Company completed a public offering that was registered with the State of Nevada pursuant to N.R.S. 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended. The Company sold 636,300 shares of common stock at a price of $0.10 per share for a total cash raised of $ 63,630.00. In addition, the Company issued 140,908 shares for services valued at $0.10 per share for a total of $ 14, 090.80

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has yet to generate any revenue. Additionally, the Company does not have significant cash or other material assets, nor does it an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern indefinitely. It is the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D", 505/506, once the Company is trading on the OTC-BB. Until that time, the stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

FINDERS KEEPERS, INC.

(FORMERLY FINDER KEEPERS, INC.)

(A Developmental Stage Company)

NOTES TO FINANCIAL STATEMENTS CONTINUED

September 2, 1999

NOTE 4 - RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - OFFICERS ADVANCES

While the Company plans to seek additional capital through a state registered offering, until that time, the stockholders/officers and/or directors have committed to advancing the operating costs of the Company interest free. As of September 2, 1999, the amount advanced was $830.

NOTE 7 - STAFF ACCOUNTING BULLETIN 74

No accounting standard that has been issued, or that will be adopted at some future date, has any material impact on these financial statements.

Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)
Exhibit Number	Name and/or Identification of Exhibit
3	Articles of Incorporation & By-Laws
a	Articles of Incorporation of the Company filed May 28, 1999
b	By-Laws of the Company adopted May 31, 1999
23	Consent of Experts and Counsel
Consents of independent public accountants
27	Financial Data Schedule
Financial Data Schedule of Finders Keepers, Inc. ending September 2, 1999

Item 2. Description of Exhibits
Exhibit Number	Name and/or Identification of Exhibit
3	Articles of Incorporation & By-Laws
a	Articles of Incorporation of the Company filed May 28, 1999
b	By-Laws of the Company adopted May 31, 1999
23	Consent of Experts and Counsel
Consents of independent public accountants
27	Financial Data Schedule
Financial Data Schedule of Finders Keepers, Inc. ending September 2, 1999

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Finders Keepers, Inc.

(Registrant)

Date: September 2, 1999

By: /s/ Devorah Zirkind

Devorah Zirkind, Chairman of the Board, President and Chief Executive Officer